SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*

                           Longs Drug Stores Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   543162101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Brien M. O'Brien, Chairman and CEO
                            Advisory Research, Inc.
                         180 North Stetson, Suite 5500
                            Chicago, Illinois 60601
                                (312) 565-1414
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               August 20, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 2 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,304,287
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,304,287
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,304,287
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (1)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(1) Based on 36,007,597 outstanding shares of the common stock of the Company, as reported in the Company's Schedule 14D9, filed with the Securities and Exchange Commission on August 18, 2008.


------------------------------                             ---------------------
CUSIP NO.      543162101             SCHEDULE 13D         PAGE 3 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL CAP EQUITY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    78,338
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                78,338
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            78,338
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (2)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(2) See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 4 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    59,300
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                59,300
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            59,300
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (3)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(3)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 5 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL CAP EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    62,690
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                62,690
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            62,690
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2% (4)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(4)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 6 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    130,030
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                130,030
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            130,030
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4% (5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(5)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 7 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH ALL CAP FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    8,650
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,650
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,650
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.02% (6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(6)  See footnote (1) above.

------------------------------                             ---------------------

CUSIP NO.      543162101              SCHEDULE 13D         PAGE 8 OF 19 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH GLOBAL ALL CAP FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    662
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                662
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            662
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.01% (7)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

(7)  See footnote (1) above.

------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 9 OF 19 PAGES
------------------------------                             ---------------------

ITEM 1. 	  SECURITY AND ISSUER

	This Schedule 13D relates to the common stock, par value $0.50 per share (the "Common Stock") of Longs Drug Stores Corp (the "Company"), a Maryland corporation, with executive offices at 141 North Civic Drive, Walnut Creek, CA 94596. See Item 5(b) below.


ITEM 2.		  IDENTITY AND BACKGROUND.

	(a), (b) and (c) This Schedule 13D is being filed on behalf of Advisory Research, Inc. ("ARI"), a Delaware corporation, which is the general partner and investment manager of the following which are Illinois limited partnerships: Advisory Research Small Cap Equity Fund, L.P. ("Advisory
Small Cap"), Advisory Research Small Mid Cap Value Equity Fund, L.P.
("Advisory Small Mid Cap"), Advisory Research Small Cap Equity Fund II, L.P. ("Advisory Small Cap II"), Advisory Research Small Mid Cap Value Equity
Fund II, L.P. ("Advisory Small Mid Cap II"), Advisory Research All Cap
Fund, L.P. ("Advisory All Cap"), and Advisory Research Global All Cap
Fund, L.P. ("Advisory Global All Cap") and along with ARI, the "Reporting Persons".

	The business address of the Reporting Persons is 180 N. Stetson, Suite 5500, Chicago, Illinois 60601.

	The principal business of ARI is investing for funds and accounts under its management. The principal business of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap is to invest in securities.

	(d) Neither the Reporting Persons, the general partner of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap, the officers and directors of ARI nor control persons of ARI have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) Neither the Reporting Persons, the general partner of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap, the officers and directors of ARI nor control persons of ARI have during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

	(f) ARI is an investment adviser registered under the Investment Advisor Act of 1940. Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All
Cap are Illinois limited partnerships.


The name, citizenship, present principal occupation or employment and business address of the general partner of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap,the officers and directors of ARI, each person controlling ARI and the control persons of ARI is set forth in Exhibit A attached hereto and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Common Stock reported herein were derived from available capital of the Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap funds as well as client funds of ARI.
A total of approximately $127.2 million was paid to acquire such Common
Stock.

------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 10 OF 19 PAGES
------------------------------                             ---------------------

ITEM 4.           PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired the Common Stock for investment purposes in the ordinary course of business.

The Reporting Persons reviewed the proposed tender offer by Blue MergerSub Corp., an indirect wholly owned subsidiary of CVS Caremark Corporation ("CVS Caremark"), to purchase all outstanding shares of Common Stock of the Company (the "Offer").

To evaluate the Offering, the Reporting Persons asked the Company for additional information regarding the assets of the Company, specifically with respect to the valuation of the real estate owned and leased by the Company.

As set forth in the third paragraph of the Joint Press Release issued by the Company and CVS Caremark, dated August 12, 2008:

    "Significantly, Longs owns the real estate associated with approximately 200 store locations, three distribution centers and three office facilities. CVS Caremark has conservatively valued the store locations alone at more than $1 billion. These stores are located in markets where commercial real estate values are among the highest in the country and prime locations are especially difficult to acquire. CVS Caremark intends to unlock the intrinsic value of these locations, as well as the distribution centers and office facilities, by monetizing a substantial portion of these assets over time."

As stated in the Schedule 14D9 filed by the Company on August 18, 2008, in the sixth bullet point contained under "Reasons for the Recommendation," the Company, in evaluating the Offer, considered that:

    "The Board's belief that the Company would not be able to readily liquidate or monetize its real estate in a manner that would be certain to yield value to the Company and its shareholders in excess of the Offer consideration and that there were significant tax implications to doing so."

In light of these potentially conflicting assertions, and the absence of any substantive disclosure or analysis regarding the value of the Company's owned and leased real estate, the Reporting Persons believe that additional information is needed with respect to the valuation of such real estate of the Company.

Prior to making any decision to tender in the Offer shares of Common Stock held under investment management by the Reporting Persons, the Reporting Persons believe that they should perform additional due diligence regarding the Company and the Offer to determine whether the Offer is in the best interests of its clients.

The Reporting Persons intend to review their clients' investments in the Company as set forth above, on a continuing basis and may engage in discussions with management of the Company, the board of directors of the Company, other shareholders of the Company and other relevant parties concerning the Offer and the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, whether the Reporting Persons are able to obtain the valuation of the real estate owned and leased by the Company, the outcome of the discussions and actions referenced above, actions taken by the board of directors of the Company, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their clients' investments in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their clients' shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, soliciting outside parties that may have an interest in acquiring the Company for fair consideration and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

------------------------------                             ---------------------
CUSIP NO.      543162101              SCHEDULE 13D         PAGE 11 OF 19 PAGES
------------------------------                             ---------------------


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


          (a) As of the close of business on August 15, 2008, ARI may be deemed the beneficial owner of an aggregate of 3,304,287 shares of Common Stock, constituting approximately 9.2% of the Common Stock outstanding. Advisory Small Cap may be deemed the beneficial owner of 78,338 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Mid Cap may be deemed the beneficial owner of 59,300 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Cap II may be deemed the beneficial owner of 62,690 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding. Advisory Small Mid Cap II may be deemed the beneficial owner of 130,030 shares of Common Stock, constituting approximately 0.4% of the Common Stock outstanding. Advisory All Cap may be deemed the beneficial owner of 8,650 shares of Common Stock, constituting approximately 0.02% of the Common Stock outstanding.
Advisory Global All Cap may be deemed the beneficial owner of 911,969 shares of may be deemed the beneficial owner of 662 shares of Common
Stock, constituting approximately 0.00% of the Common Stock outstanding.

          The aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based upon 36,007,597 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 14, 2008 as reported in the Company's Schedule 14D9 filed with the Securities and Exchange Commission on August 18, 2008.


          (b) By virtue of investment management agreements with each of Advisory Small Cap, Advisory Small Mid Cap, Advisory Small Cap II, Advisory Small Mid Cap II, Advisory All Cap and Advisory Global All Cap, and other discretionary client funds, ARI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,304,287 shares of Common Stock held by ARI. Advisory Small Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 78,338 shares of Common Stock it holds. Advisory Small Mid Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 59,300 shares of Common Stock it holds.  Advisory Small Cap II has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 62,690 shares of Common Stock it holds. Advisory Small Mid Cap II has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 130,030 shares of Common Stock it holds. Advisory All Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 8,650 shares of Common
Stock it holds.   Advisory Global All Cap has the power to vote or direct
the voting, and to dispose or direct the disposition of all of the 662 shares of Common Stock it holds. Accordingly, ARI is deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,304,287 shares of Common Stock.



------------------------------                             ---------------------
CUSIP NO.       543162101              SCHEDULE 13D         PAGE 12 OF 19 PAGES
------------------------------                             ---------------------

        (c)  Information concerning transactions in the shares of Common Stock
effected by the	Reporting Persons in the sixty (60) days prior to this date is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

	(d) With regard to the shares of Common Stock reported herein which were acquired by ARI as agent for its investment advisory clients over whose accounts ARI may hold discretionary authority, the beneficial owners or legal owners of such accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock. No person has such interest relating to more than five percent (5%) of the outstanding shares of Common Stock.

	(e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for ARI acting as investment advisor for its clients who own the shares of Common Stock described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Directors, Officers and Control Persons of the Reporting Persons

Exhibit B - Joint Filing Agreement



---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 13 OF 19 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2008


                                 ADVISORY RESEARCH, INC.

                                 By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ALL CAP FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH GLOBAL ALL CAP FUND, L.P.
				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


---------------------------                                 -------------------

CUSIP NO.      543162101             SCHEDULE 13D           PAGE 14 OF 19 PAGES
---------------------------                                 -------------------

                                   EXHIBIT A

      Directors, Officers and Control Persons of the Reporting Persons

The following sets forth the name, position and principal occupation of each executive officer of ARI. Each such person is a citizen of the United States of America. The business address of each executive officer is 180 N. Stetson, Suite 5500, Chicago, Illinois 60601.

ADVISORY RESEARCH, INC.

Name                           Position with ARI
---------------------------    -------------------------------------------
Brien M. O'Brien               President and Chief Executive Office

David B. Heller		       President

Christopher D. Crawshaw	       Managing Director


Director				Business Address
---------------------------	-------------------------------------------

Brien M. O'Brien		Chairman of the Board and Chief Executive
				Officer of ARI, 180 N. Stetson, Suite 5500,
				Chicago, Illinois 60601

David B. Heller			President and Director of ARI, 180 N.
				Stetson, Suite 5500, Chicago, Illinois 60601

Michael A.R. Wilson		Managing Director of TA Associates and Director
				of ARI, John Hancock Tower, 56th Floor, 200
				Clarendon Street, Boston, MA 02116

P. Andrews McLane		Senior Advisor of TA Associates and Director
				of ARI, John Hancock Tower, 56th Floor, 200
				Clarendon Street, Boston, MA 02116


Each such director is a citizen of the United States of America, and in addition, Mr. Wilson is also a citizen of Canada.


ADVISORY RESEARCH SMALL CAP

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.


ADVISORY RESEARCH SMALL MID CAP

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.


ADVISORY RESEARCH SMALL CAP II

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.


ADVISORY RESEARCH SMALL MID CAP II

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.


ADVISORY RESEARCH ALL CAP

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.


ADVISORY RESEARCH GLOBAL ALL CAP

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.






---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 15 OF 19 PAGES
---------------------------                                 -------------------

                                   EXHIBIT B

                              JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Longs Drug Stores Corp and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of August, 2008.

				ADVISORY RESEARCH, INC.

                                By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL CAP EQUITY FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH SMALL MID CAP VALUE EQUITY
				FUND II, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ALL CAP FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH GLOBAL ALL CAP FUND, L.P.
				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 16 OF 19 PAGES
---------------------------                                 -------------------

                                      SCHEDULE A

During the past 60 days and through 12:00 p.m. (CDT) on the date of the filing of this Schedule 13D, each of the Reporting Persons effected the following transactions in the Common Stock, all of such transactions were effected in the open market. ARI effected its transactions in its capacity as an investment manager on behalf of certain managed accounts.

ADVISORY RESEARCH, INC.


 Trade Date        	Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
    	6/19/2008	(330)				$45.65
	6/23/2008	(1,620)				$44.49
	6/23/2008	(450)				$44.51
	6/24/2008	(520)				$43.68
	6/25/2008	(240)				$45.03
	6/27/2008	(50)				$42.81
	6/27/2008	(110)				$42.82
	6/27/2008	(140)				$42.85
	6/27/2008	(90)				$42.86
	6/27/2008	(300)				$42.93
	6/27/2008	(771)				$42.94
	6/27/2008	(74,770)			$42.95
	6/27/2008	(1,629)				$42.97
	6/30/2008	(30)				$41.53
	6/30/2008	(400)				$41.67
	6/30/2008	(80)				$41.78
	6/30/2008	(100)				$41.93
	6/30/2008	(60)				$42.01
	6/30/2008	(120)				$42.03
	6/30/2008	(210)				$42.04
	6/30/2008	(66,780)			$42.20
	6/30/2008	(150)				$42.32
	6/30/2008	(170)				$42.36
	6/30/2008	(190)				$42.38
	6/30/2008	(110)				$42.40
	6/30/2008	(130)				$42.43
	6/30/2008	(280)				$42.49
	6/30/2008	(1,920)				$42.62
	7/1/2008	(20)				$39.50
	7/1/2008	(60)				$40.33
	7/1/2008	(50)				$41.66
	7/1/2008	(60)				$41.70
	7/1/2008	(70)				$41.73
	7/1/2008	(110)				$41.79
	7/1/2008	(140)				$41.81
	7/1/2008	(760)				$41.92
	7/1/2008	(630)				$42.00
	7/1/2008	(6,200)				$42.18
	7/1/2008	(50)				$43.00


---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 17 OF 19 PAGES
---------------------------                                 -------------------

	7/1/2008	(4,600)				$43.06
	7/2/2008	(50)				$41.66
	7/2/2008	(210)				$42.78
	7/3/2008	(40)				$41.22
	7/3/2008	(20,055)			$41.56
	7/3/2008	(229)				$41.62
	7/3/2008	(132)				$41.72
	7/7/2008	(212)				$40.75
	7/7/2008	(92)				$41.30
	7/7/2008	(1,868)				$41.43
	7/7/2008	(244)				$41.44
	7/7/2008	(40,040)			$41.56
	7/7/2008	(112)				$41.66
	7/7/2008	(28)				$41.67
	7/7/2008	(356)				$41.84
	7/8/2008	(300)				$42.74
	7/9/2008	(30)				$41.75
	7/10/2008	(10)				$36.71
	7/10/2008	(40)				$39.21
	7/10/2008	(10)				$40.18
	7/10/2008	(20)				$40.26
	7/10/2008	(120)				$40.76
	7/10/2008	(190)				$40.80
	7/10/2008	(10)				$40.96
	7/10/2008	(40)				$41.01
	7/10/2008	(160)				$41.12
	7/10/2008	(50)				$41.16
	7/10/2008	(30)				$41.21
	7/10/2008	(40)				$41.31
	7/10/2008	(50)				$41.36
	7/10/2008	(50)				$41.37
	7/10/2008	(80)				$41.38
	7/10/2008	(80)				$41.39
	7/10/2008	(110)				$41.42
	7/10/2008	(220)				$41.51
	7/10/2008	(150)				$41.53
	7/10/2008	(220)				$41.62
	7/10/2008	(31,080)			$41.66
	7/10/2008	(140)				$41.67
	7/10/2008	(30)				$41.71
	7/10/2008	(870)				$41.72
	7/10/2008	(20)				$41.73
	7/10/2008	(500)				$41.74
	7/10/2008	(5)				$41.75
	7/10/2008	(5,145)				$41.76
	7/11/2008	(140)				$41.67
	7/14/2008	(60)				$40.81
	7/15/2008	(90)				$41.84
	7/22/2008	(640)				$44.83
	7/25/2008	(300)				$44.99
	7/28/2008	(37,430)			$44.43
	8/1/2008	(700)				$47.01
	8/4/2008	(10)				$46.38
	8/4/2008	(20)				$46.41
	8/4/2008	(30)				$47.25
	8/4/2008	(30)				$47.49
	8/4/2008	(40)				$47.66
	8/4/2008	(120)				$47.75
	8/4/2008	(180)				$47.99
	8/4/2008	(210)				$48.07
	8/4/2008	(30)				$48.10
	8/4/2008	(10)				$48.18
	8/4/2008	(200)				$48.20


---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 18 OF 19 PAGES
---------------------------                                 -------------------


	8/4/2008	(170)				$48.26
	8/4/2008	(150)				$48.29
	8/4/2008	(50)				$48.31
	8/4/2008	(210)				$48.35
	8/4/2008	(570)				$48.39
	8/4/2008	(70)				$48.40
	8/4/2008	(80)				$48.43
	8/4/2008	(280)				$48.45
	8/4/2008	(240)				$48.49
	8/4/2008	(2,290)				$48.50
	8/4/2008	(30)				$48.51
	8/4/2008	(140)				$48.52
	8/4/2008	(6,110)				$48.55
	8/4/2008	(50)				$48.57
	8/4/2008	(340)				$48.59
	8/4/2008	(980)				$48.61
	8/4/2008	(80)				$48.66
	8/4/2008	(590)				$48.69
	8/4/2008	(160)				$48.74
	8/4/2008	(30)				$48.75
	8/4/2008	(60)				$48.76
	8/4/2008	(140)				$48.77
	8/4/2008	(170)				$48.79
	8/4/2008	(6,680)				$48.88
	8/4/2008	(40)				$48.98
	8/4/2008	(30)				$49.00
	8/4/2008	(95,230)			$49.01
	8/4/2008	(50)				$49.02
	8/5/2008	(135)				$51.11
	8/5/2008	(65)				$51.13
	8/6/2008	(70)				$53.12
	8/6/2008	(3,200)				$53.48
	8/7/2008	(250)				$54.36
	8/8/2008	(14,240)			$53.06
	8/11/2008	(470)				$54.79
	8/12/2008	(180)				$52.48
	8/12/2008	(130)				$52.86
	8/12/2008	(9,700)				$52.98
	8/15/2008	(400)				$71.89
	6/19/2008	5,280 				$45.60
	6/19/2008	140 				$45.65
	6/25/2008	8,000				$44.65
	7/3/2008	17,750				$41.63
	7/7/2008	10,500				$41.78
	7/8/2008	3,500 				$42.40
	7/17/2008	650 				$44.04
	7/17/2008	1,200				$44.08
	7/17/2008	700 				$44.15
	7/21/2008	720 				$43.73
	7/22/2008	800 				$45.08
	7/22/2008	8,004				$46.01
	7/28/2008	160 				$44.24
	7/28/2008	2,000				$44.85
	7/28/2008	900 				$44.88
	8/1/2008	70 				$47.86
	8/4/2008	1,000				$48.60
	8/4/2008	2,000				$49.26
	8/5/2008	2,000 				$50.91
	8/5/2008	1,500				$51.01
	8/6/2008	345 				$53.12
	8/6/2008	830 				$55.02
	8/7/2008	85 				$54.73
	8/8/2008	230 				$53.17
	8/8/2008	190 				$53.22
	8/8/2008	350 				$54.02
	8/15/2008	50 				$71.84

---------------------------                                 -------------------
CUSIP NO.      543162101             SCHEDULE 13D           PAGE 19 OF 19 PAGES
---------------------------                                 -------------------


ADVISORY RESEARCH SMALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	6/27/2008	(9,180)				$42.95
	7/3/2008	(4,752)				$41.56


ADVISORY RESEARCH SMALL MID CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	6/27/2008	(4,220)				$42.95
	7/10/2008	(7,600)				$41.66

ADVISORY RESEARCH SMALL CAP II

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	6/27/2008	(8,830)				$42.95
	7/3/2008	(3,780)				$41.56
	8/4/2008	(3,800)				$48.88


ADVISORY RESEARCH SMALL MID CAP II

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE


ADVISORY RESEARCH ALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE


ADVISORY RESEARCH GLOBAL ALL CAP

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
	NONE